UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Layne Christensen Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

521050104

(CUSIP Number)

Cetus Capital II, LLC

Cetus Capital III, L.P.

Littlejohn Opportunities Master Fund LP

VSS Fund, L.P.

OFM II, LP

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

(1)   As reported in the Current Report on Form 8-K of the Issuer, filed with the SEC on June 14, 2018 (the “June 14 Form 8-K”), the Issuer completed its previously announced merger (“Merger”) with Granite Construction Incorporated (“Granite”) on June 14, 2018.  Pursuant to the terms of the February 13, 2018 Agreement and Plan of Merger (“Merger Agreement”), each share of common stock of the Issuer previously held by the Reporting Person has been converted into the right to receive 0.27 shares of common stock, par value $0.01 per share, of Granite (the “Exchange Ratio”).  The Reporting Person holds $2,524,159 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which were convertible at the Reporting Person’s option into shares of the Issuer’s common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.  However, following completion of the Merger, in accordance with the terms of the Merger Agreement, the Notes are no longer convertible into shares of the Issuer’s common stock but instead are convertible into a number of shares of Granite common stock based on the Exchange Ratio.  According to the June 14 Form 8-K, the Issuer, Granite and the trustee under the indenture governing the Notes entered into a First Supplemental Indenture, dated as of June 14, 2018, pursuant to which Granite acknowledged its obligation to deliver to the Issuer a sufficient number of shares of Granite common stock to satisfy any conversion of the Notes into shares of Granite common stock.  According to the June 14 Form 8-K, the conversion rate in effect immediately following the Merger is 23.0769 shares of Granite common stock per $1,000 principal amount of the Notes.

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

(1)   As reported in the Current Report on Form 8-K of the Issuer, filed with the SEC on June 14, 2018 (the “June 14 Form 8-K”), the Issuer completed its previously announced merger (“Merger”) with Granite Construction Incorporated (“Granite”) on June 14, 2018.  Pursuant to the terms of the February 13, 2018 Agreement and Plan of Merger (“Merger Agreement”), each share of common stock of the Issuer previously held by the Reporting Person has been converted into the right to receive 0.27 shares of common stock, par value $0.01 per share, of Granite (the “Exchange Ratio”).  The Reporting Person holds $9,065,811 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which were convertible at the Reporting Person’s option into shares of the Issuer’s common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.  However, following completion of the Merger, in accordance with the terms of the Merger Agreement, the Notes are no longer convertible into shares of the Issuer’s common stock but instead are convertible into a number of shares of Granite common stock based on the Exchange Ratio.  According to the June 14 Form 8-K, the Issuer, Granite and the trustee under the indenture governing the Notes entered into a First Supplemental Indenture, dated as of June 14, 2018, pursuant to which Granite acknowledged its obligation to deliver to the Issuer a sufficient number of shares of Granite common stock to satisfy any conversion of the Notes into shares of Granite common stock.  According to the June 14 Form 8-K, the conversion rate in effect immediately following the Merger is 23.0769 shares of Granite common stock per $1,000 principal amount of the Notes.

CUSIP No. 521050104

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

(1)  As reported in the Current Report on Form 8-K of the Issuer, filed with the SEC on June 14, 2018 (the “June 14 Form 8-K”), the Issuer completed its previously announced merger (“Merger”) with Granite Construction Incorporated (“Granite”) on June 14, 2018.  Pursuant to the terms of the February 13, 2018 Agreement and Plan of Merger (“Merger Agreement”), each share of common stock of the Issuer previously held by the Reporting Person has been converted into the right to receive 0.27 shares of common stock, par value $0.01 per share, of Granite (the “Exchange Ratio”).  The Reporting Person holds $2,517,614 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which were convertible at the Reporting Person’s option into shares of the Issuer’s common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.  However, following completion of the Merger, in accordance with the terms of the Merger Agreement, the Notes are no longer convertible into shares of the Issuer’s common stock but instead are convertible into a number of shares of Granite common stock based on the Exchange Ratio.  According to the June 14 Form 8-K, the Issuer, Granite and the trustee under the indenture governing the Notes entered into a First Supplemental Indenture, dated as of June 14, 2018, pursuant to which Granite acknowledged its obligation to deliver to the Issuer a sufficient number of shares of Granite common stock to satisfy any conversion of the Notes into shares of Granite common stock.  According to the June 14 Form 8-K, the conversion rate in effect immediately following the Merger is 23.0769 shares of Granite common stock per $1,000 principal amount of the Notes.

CUSIP No. 521050104

1.	Name of Reporting Person: VSS Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

(1)   As reported in the Current Report on Form 8-K of the Issuer, filed with the SEC on June 14, 2018 (the “June 14 Form 8-K”), the Issuer completed its previously announced merger (“Merger”) with Granite Construction Incorporated (“Granite”) on June 14, 2018.  Pursuant to the terms of the February 13, 2018 Agreement and Plan of Merger (“Merger Agreement”), each share of common stock of the Issuer previously held by the Reporting Person has been converted into the right to receive 0.27 shares of common stock, par value $0.01 per share, of Granite (the “Exchange Ratio”).  The Reporting Person holds $1,867,416 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which were convertible at the Reporting Person’s option into shares of the Issuer’s common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.  However, following completion of the Merger, in accordance with the terms of the Merger Agreement, the Notes are no longer convertible into shares of the Issuer’s common stock but instead are convertible into a number of shares of Granite common stock based on the Exchange Ratio.  According to the June 14 Form 8-K, the Issuer, Granite and the trustee under the indenture governing the Notes entered into a First Supplemental Indenture, dated as of June 14, 2018, pursuant to which Granite acknowledged its obligation to deliver to the Issuer a sufficient number of shares of Granite common stock to satisfy any conversion of the Notes into shares of Granite common stock.  According to the June 14 Form 8-K, the conversion rate in effect immediately following the Merger is 23.0769 shares of Granite common stock per $1,000 principal amount of the Notes.

CUSIP No. 521050104

1.	Name of Reporting Person: OFM II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 521050104

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 22, 2018, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on March 20, 2018 and Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC on May 21, 2018 (together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”), of Layne Christensen Company, a Delaware corporation (the “Issuer” or “Layne”).  Items 2 and 5 are hereby amended and supplemented as set forth below.

Item 2.         Identity and Background

Item 2 of the statement is hereby amended and restated as follows:

(a)                                 This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company (“LJA V”).

(ii) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership (“LJF IV”), and whose general partner is Littlejohn Associates IV, LLC, a Delaware limited liability company (“LJA IV”).

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“LJOMF”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“LJOGP”).

(iv) VSS Fund, L.P., a Delaware limited partnership (“VSS”), whose general partner is LJOGP.

(v) OFM II, L.P., a Delaware limited partnership (“OFM”), whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company (“LJOGP II”).

(b)                                 The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c)                                  Cetus III, Cetus II, LJOMF, VSS and OFM are private investment vehicles engaged in investing in debt and equity instruments.  LJF IV is principally engaged in the business of investing and managing private equity investments.  The principal business of LJA V is to act as the general partner of Cetus III.  The principal business of LJA IV is to act as the general partner of LJF IV.  The principal business of LJOGP is to act as the general partner of LJOMF and VSS. The principal business of LJOGP II is to act as the general partner of OFM.

(d)-(e)               During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                   Cetus II, LJA V, LJA IV, LJOGP and LJOGP II are Delaware limited liability companies. Cetus III, VSS and OFM are Delaware limited partnerships. LJOMF is a Cayman Islands limited partnership.

CUSIP No. 521050104

Item 5.         Interest in Securities of the Issuer

Item 5 of the statement is hereby supplemented by adding the following information:

(a)-(b)              The Reporting Persons no longer beneficially own any Shares.

(c)                                  The Reporting Persons conducted 60 open market sales of Shares in the ordinary course of business since the most recent Schedule 13D filing:

Trade Date	Fund	Common Stock (Sold)	Price Per Share($)
5/18/2018	VSS Fund, LP	(4,672)	16.0138
5/18/2018	VSS Fund, LP	(17,605)	16.0010
5/18/2018	Cetus Capital III, LP	(50,312)	16.0010
5/18/2018	Littlejohn Opportunities Master Fund LP	(18,416)	16.0010
5/18/2018	OFM II, LP	(4,255)	16.0138
5/18/2018	Cetus Capital III, LP	(13,352)	16.0138
5/18/2018	OFM II, LP	(16,032)	16.0010
5/18/2018	Littlejohn Opportunities Master Fund LP	(4,887)	16.0138
5/30/2018	VSS Fund, LP	(963)	15.4648
5/30/2018	Littlejohn Opportunities Master Fund LP	(1,008)	15.4648
5/30/2018	OFM II, LP	(877)	15.4648
5/30/2018	Cetus Capital III, LP	(2,752)	15.4648
6/4/2018	VSS Fund, LP	(1,720)	15.5205
6/4/2018	OFM II, LP	(63)	15.5025
6/4/2018	OFM II, LP	(1,566)	15.5205
6/4/2018	Littlejohn Opportunities Master Fund LP	(1,799)	15.5205
6/4/2018	Cetus Capital III, LP	(196)	15.5025
6/4/2018	Littlejohn Opportunities Master Fund LP	(72)	15.5025
6/4/2018	Cetus Capital III, LP	(4,915)	15.5205
6/4/2018	VSS Fund, LP	(69)	15.5025
6/5/2018	Littlejohn Opportunities Master Fund LP	(54)	15.5500
6/5/2018	Littlejohn Opportunities Master Fund LP	(8,995)	15.5058
6/5/2018	VSS Fund, LP	(103)	15.5233
6/5/2018	Littlejohn Opportunities Master Fund LP	(107)	15.5233
6/5/2018	OFM II, LP	(7,831)	15.5058
6/5/2018	OFM II, LP	(94)	15.5233
6/5/2018	OFM II, LP	(47)	15.5500
6/5/2018	VSS Fund, LP	(8,599)	15.5058
6/5/2018	Cetus Capital III, LP	(293)	15.5233

CUSIP No. 521050104

6/5/2018	Cetus Capital III, LP	(147)	15.5500
6/5/2018	Cetus Capital III, LP	(24,575)	15.5058
6/5/2018	VSS Fund, LP	(52)	15.5500
6/6/2018	OFM II, LP	(5,687)	15.7563
6/6/2018	Littlejohn Opportunities Master Fund LP	(900)	15.6837
6/6/2018	OFM II, LP	(783)	15.6837
6/6/2018	Littlejohn Opportunities Master Fund LP	(6,532)	15.7563
6/6/2018	VSS Fund, LP	(6,245)	15.7563
6/6/2018	Cetus Capital III, LP	(17,846)	15.7563
6/6/2018	VSS Fund, LP	(860)	15.6837
6/6/2018	Cetus Capital III, LP	(2,457)	15.6837
6/7/2018	OFM II, LP	(3,240)	15.7902
6/7/2018	VSS Fund, LP	(3,558)	15.7902
6/7/2018	Cetus Capital III, LP	(10,168)	15.7902
6/7/2018	Littlejohn Opportunities Master Fund LP	(3,722)	15.7902
6/8/2018	Littlejohn Opportunities Master Fund LP	(17,991)	15.8468
6/8/2018	VSS Fund, LP	(17,198)	15.8468
6/8/2018	OFM II, LP	(15,662)	15.8468
6/8/2018	Cetus Capital III, LP	(49,149)	15.8468
6/12/2018	VSS Fund, LP	(4,299)	15.7500
6/12/2018	Littlejohn Opportunities Master Fund LP	(1,799)	15.7500
6/12/2018	OFM II, LP	(3,915)	15.7500
6/12/2018	Littlejohn Opportunities Master Fund LP	(4,498)	15.7500
6/12/2018	Cetus Capital III, LP	(12,288)	15.7500
6/12/2018	VSS Fund, LP	(1,720)	15.7500
6/12/2018	Cetus Capital III, LP	(4,915)	15.7500
6/12/2018	OFM II, LP	(1,566)	15.7500
6/13/2018	OFM II, LP	(5,012)	15.7620
6/13/2018	Cetus Capital III, LP	(15,728)	15.7620
6/13/2018	Littlejohn Opportunities Master Fund LP	(5,757)	15.7620
6/13/2018	VSS Fund, LP	(5,503)	15.7620

In addition, all shares of the Issuer’s common stock held by the Reporting Persons immediately prior to completion of the Merger described above were converted into the right to receive Granite common stock pursuant to the terms of the Merger Agreement.

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this statement by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d)                                 As a result of the Merger, Granite owns 100% of the Issuer’s outstanding common stock.

CUSIP No. 521050104

(e)                                  Each Reporting Person ceased to be the beneficial owner of more than five percent of the Shares following completion of the Merger on June 14, 2018. Accordingly, this is an exit filing and the Reporting Persons’ final amendment to Schedule 13D.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
A	Joint Filing Agreement.

CUSIP No. 521050104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 521050104

EXHIBIT INDEX

Exhibit

Exhibit A:                        Joint Filing Agreement.

CUSIP No. 521050104

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Layne Christensen Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 18, 2018.

Dated: June 18, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 521050104

Dated: June 18, 2018	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: June 18, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory